Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the three and nine months ended September 30, 2013

HUDBAY MINERALS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited and in thousands of Canadian dollars)

	Note	Sep. 30, 2013	Dec. 31, 2012 Restated (notes 2e, 3)	Jan. 1, 2012 Restated (notes 2e, 3)

Assets
Current assets
Cash and cash equivalents		$792,487	$1,337,088	$899,077
Trade and other receivables	6	120,842	52,876	40,309
Inventories	7	56,360	58,409	77,150
Prepaid expenses and other current assets	8	60,796	23,970	13,964
Other financial assets	9	175	2,442	3,112
Taxes receivable		39,884	52,952	4,352
		1,070,544	1,527,737	1,037,964
Receivables	6	49,587	43,149	5,212
Inventories	7	6,579	5,852	5,721
Prepaid expenses		624	1,232	1,227
Other financial assets	9	86,786	73,135	102,193
Intangible assets - computer software		13,278	12,893	11,872
Property, plant and equipment	10	2,359,330	1,732,173	1,207,168
Goodwill	11	69,138	66,763	68,246
Deferred tax assets	17b	29,800	13,563	12,828
		$3,685,666	$3,476,497	$2,452,431
Liabilities
Current liabilities
Trade and other payables		$186,300	$206,489	$163,187
Taxes payable		128	5,098	17,413
Other liabilities	12	41,985	44,828	40,014
Other financial liabilities	13	14,275	18,363	1,159
Deferred revenue	15	66,542	70,911	—
		309,230	345,689	221,773
Other financial liabilities	13	23,333	23,128	—
Long-term debt	14	654,827	479,540	—
Deferred revenue	15	475,122	391,367	—
Provisions	16	144,349	159,030	147,304
Pension obligations	3	34,603	68,960	32,790
Other employee benefits	3	142,643	140,531	121,106
Deferred tax liabilities	17b	259,775	214,791	175,080
		2,043,882	1,823,036	698,053
Equity
Share capital	18b	1,021,088	1,020,458	1,020,126
Reserves		2,308	(51,936)	(8,384)
Retained earnings		620,472	685,250	740,441
Equity attributable to owners of the Company		1,643,868	1,653,772	1,752,183
Non-controlling interests	21	(2,084)	(311)	2,195
		1,641,784	1,653,461	1,754,378
		$3,685,666	$3,476,497	$2,452,431

Commitments (note 23)

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited and in thousands of Canadian dollars)

		Three months ended September 30 Restated (note 3)		Nine months ended September 30 Restated (note 3)
	Note	2013	2012	2013	2012
Cash generated from (used in) operating activities:
Profit (loss) for the period		$2,985	$(5,354)	$(47,794)	$(31,606)
Tax expense		6,665	11,608	25,484	55,479
Items not affecting cash:
Depreciation and amortization	5b	20,040	15,240	55,424	55,749
Share-based payment expense	5c	3,060	2,626	3,110	3,666
Net finance income		2,140	3,388	4,274	7,763
Change in fair value of derivatives		3,614	(3,228)	8,621	(1,352)
Change in deferred revenue related to stream		(17,581)	—	(52,089)	—
Change in taxes receivable/payable, net		(22,495)	2,553	(10,670)	56,683
Items reclassified from other comprehensive income	20	—	(664)	—	(1,947)
Impairment and mark-to-market losses	5e	897	3,535	7,863	41,511
Impairment on exploration and evaluation assets		3,417	—	3,417	—
Foreign exchange and other		(9,163)	143	8,612	9,730
Taxes paid		19,216	(8,360)	2,843	(62,489)
Operating cash flows before stream deposit and change in non-cash working capital		12,795	21,487	9,095	133,187
Precious metals stream deposit	15	—	491,600	131,475	491,600
Change in non-cash working capital	24	14,817	(12,243)	510	(107,704)
		27,612	500,844	141,080	517,083
Cash generated from (used in) investing activities:
Interest received		3,163	1,071	8,585	4,548
Acquisition of property, plant and equipment		(226,255)	(153,650)	(664,674)	(328,283)
Acquisition of intangible assets		(629)	(251)	(1,836)	(1,446)
Acquisition of investments		—	—	(7,322)	(5,096)
Deposit of restricted cash		—	—	(20,897)	—
Peruvian sales tax paid on capital expenditures		(35,998)	(9,210)	(87,807)	(18,489)
		(259,719)	(162,040)	(773,951)	(348,766)
Cash generated from (used in) financing activities:
Long-term debt borrowing net of transaction costs	14	(784)	475,562	155,902	475,562
Interest paid		(31,801)	—	(58,506)	—
Proceeds from exercise of stock options		130	52	449	170
Financing costs		(245)	(3,518)	(556)	(6,834)
Dividends paid	18b	(1,721)	(17,197)	(18,924)	(34,392)
		(34,421)	454,899	78,365	434,506
Effect of movement in exchange rates on cash and cash equivalents		(17,912)	(4,783)	9,905	(2,919)
Net (decrease) increase in cash and cash equivalents		(284,440)	788,920	(544,601)	599,904
Cash and cash equivalents, beginning of period		1,076,927	710,061	1,337,088	899,077
Cash and cash equivalents, end of period		$792,487	$1,498,981	$792,487	$1,498,981

For supplemental information, see note 24.

HUDBAY MINERALS INC.

Condensed Consolidated Interim Income Statements

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

		Three months ended September 30		Nine months ended September 30
	Note	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)

Revenue	5a	$130,179	$144,659	$380,720	$521,555

Cost of sales
Mine operating costs		83,589	80,363	260,212	315,231
Depreciation and amortization	5b	19,838	15,032	54,826	55,145
		103,427	95,395	315,038	370,376
Gross profit		26,752	49,264	65,682	151,179
Selling and administrative expenses		10,643	9,847	29,919	27,904
Exploration and evaluation		6,473	9,180	22,082	32,618
Other operating income	5d	(105)	(302)	(417)	(823)
Other operating expenses	5d	1,267	3,849	5,871	8,290
Results from operating activities		8,474	26,690	8,227	83,190

Finance income	5e	(761)	(1,111)	(2,870)	(4,977)
Finance expenses	5e	2,901	4,499	7,144	12,740
Other finance (gains) losses	5e	(3,316)	17,048	26,263	51,554
Net finance (income) expense		(1,176)	20,436	30,537	59,317
Profit (loss) before tax		9,650	6,254	(22,310)	23,873
Tax expense	17a	6,665	11,608	25,484	55,479
Profit (loss) for the period		2,985	(5,354)	(47,794)	(31,606)

Attributable to:
Owners of the Company		4,733	(4,871)	(45,854)	(29,132)
Non-controlling interests	21	(1,748)	(483)	(1,940)	(2,474)
Profit (loss) for the period		$2,985	$(5,354)	$(47,794)	$(31,606)

Earnings (loss) per share attributable to owners of the Company
Basic and diluted		$0.03	$(0.03)	$(0.27)	$(0.17)

Weighted average number of common shares outstanding (note 19):
Basic		172,073,980	171,965,924	172,038,343	171,955,741
Diluted		172,244,694	171,965,924	172,038,343	171,955,741

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited and in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2013	2012 Restated (note 3)	2013	2012 Restated (note 3)
Profit (loss) for the period	$2,985	$(5,354)	$(47,794)	$(31,606)

Other comprehensive income (loss): (note 20)
Recognized directly in equity:
Net exchange (loss) gain on translation of foreign operations	(35,297)	(21,651)	39,905	(20,364)
Effective portion of change in fair value of cash flow hedges	—	52	—	(544)
Change in fair value of available-for-sale financial investments	(619)	20,397	(13,716)	(17,513)
Tax effect	—	(14)	—	146
	(35,916)	(1,216)	26,189	(38,275)

Items that will not be reclassified subsequently to profit or loss
Recognized directly in equity:
Remeasurement - actuarial income (loss)	5,584	(29,940)	26,764	(61,312)
Tax effect	(2,321)	5,607	(5,694)	11,796
	3,263	(24,333)	21,070	(49,516)

Transferred to income statement:
Change in fair value of cash flow hedges	—	(664)	—	(1,947)
Change in fair value of available-for-sale financial investments	388	3,681	7,367	37,237
Sale of investments	—	—	(28)	—
Tax effect	—	207	—	527
	388	3,224	7,339	35,817

Other comprehensive (loss) income net of tax, for the period	(32,265)	(22,325)	54,598	(51,974)
Total comprehensive (loss) income for the period	$(29,280)	$(27,679)	$6,804	$(83,580)

Attributable to:
Owners of the Company	(27,431)	(27,032)	8,577	(80,948)
Non-controlling interests	(1,849)	(647)	(1,773)	(2,632)
Total comprehensive (loss) income for the period	$(29,280)	$(27,679)	$6,804	$(83,580)

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital (note 18)	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Remeasurement reserve (note 3)	Retained earnings	Total	Non-controlling interests (note 21)	Total equity
Balance, January 1, 2012 (notes 2e, 3)	$1,020,126	$25,757	$21,361	$6,161	$1,818	$(63,481)	$740,441	$1,752,183	$2,195	$1,754,378
Loss	—	—	—	—	—	—	(29,132)	(29,132)	(2,474)	(31,606)
Other comprehensive income (loss) (note 20)	—	—	(20,205)	19,724	(1,818)	(49,516)	—	(51,815)	(159)	(51,974)
Total comprehensive income (loss)	—	—	(20,205)	19,724	(1,818)	(49,516)	(29,132)	(80,947)	(2,633)	(83,580)
Contributions by and distributions to owners
Share-based payment expense (note 5c)	—	552	—	—	—	—	—	552	—	552
Stock options exercised	249	(79)	—	—	—	—	—	170	—	170
Dividends (note 18b)	—	—	—	—	—	—	(34,392)	(34,392)	—	(34,392)
Total contributions by and distributions to owners	249	473	—	—	—	—	(34,392)	(33,670)	—	(33,670)
Balance, September 30, 2012	$1,020,375	$26,230	$1,156	$25,885	$—	$(112,997)	$676,917	$1,637,566	$(438)	$1,637,128

Income (loss)	—	—	—	—	—	—	8,333	8,333	(190)	8,143
Other comprehensive (loss) income	—	—	9,423	(9,387)	—	7,781	—	7,817	56	7,873
Total comprehensive (loss) income	—	—	9,423	(9,387)	—	7,781	8,333	16,150	(134)	16,016
Contributions by and distributions to owners
Share-based payment expense	—	—	—	—	—	—	—	—	—	—
Stock options exercised	83	(27)	—	—	—	—	—	56	—	56
Dividends	—	—	—	—	—	—	—	—	—	—
Total contributions by and distributions to owners	83	(27)	—	—	—	—	—	56	—	56
Acquisition of non-controlling interest	—	—	—	—	—	—	—	—	261	261
Balance, December 31, 2012	$1,020,458	$26,203	$10,579	$16,498	$—	$(105,216)	$685,250	$1,653,772	$(311)	$1,653,461

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital (note 18)	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Remeasurement reserve (note 3)	Retained earnings	Total	Non-controlling interests (note 21)	Total equity
Balance, January 1, 2013	$1,020,458	$26,203	$10,579	$16,498	$—	(105,216)	$685,250	$1,653,772	$(311)	$1,653,461
Loss	—	—	—	—	—	—	(45,854)	(45,854)	(1,940)	(47,794)
Other comprehensive income (loss) (note 20)	—	—	39,738	(6,377)	—	21,070	—	54,431	167	54,598
Total comprehensive income (loss)	—	—	39,738	(6,377)	—	21,070	(45,854)	8,577	(1,773)	6,804
Contributions by and distributions to owners
Stock options exercised	630	(187)	—	—	—	—	—	443	—	443
Dividends (note 18b)	—	—	—	—	—	—	(18,924)	(18,924)	—	(18,924)
Total contributions by and distributions to owners	630	(187)	—	—	—	—	(18,924)	(18,481)	—	(18,481)
Balance, September 30, 2013	$1,021,088	$26,016	$50,317	$10,121	$—	(84,146)	$620,472	$1,643,868	$(2,084)	$1,641,784

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

1.                   Reporting entity

HudBay Minerals Inc. (“HMI” or the “Company”) was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2013 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. (“Hudbay Peru”) and HudBay (BVI) Inc.

Hudbay is an integrated mining company with shares listed under the symbol “HBM” on the Toronto, New York and Lima stock exchanges. With assets in North and South America, Hudbay produces copper concentrate (containing copper, gold and silver) and zinc metal and is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper mine under construction in Peru. The Group also has investments in a number of exploration companies. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per share basis for its shareholders.

Management does not consider the impact of seasonality on operations to be significant on the condensed consolidated interim financial statements.

2.                   Basis of preparation

(a)              Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Board of Directors approved these condensed consolidated interim financial statements on November 8, 2013.

(b)              Functional and presentation currency:

The Group’s condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

(c)               Use of judgement:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

Significant areas requiring management judgement include estimating mineral reserves and resources; determination of functional currency; income and mining taxes; in-process inventory quantities and inventory cost allocations; property, plant and equipment, including cost allocations for mine development, mining properties expenditures capitalized, determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment, and componentization; assessment of impairment, including determination of cash-generating units and assessing for indications of impairment; recoverability of exploration and evaluation assets, including determination of cash-generating units and assessing for indications of impairment; determination whether assets meet criteria for classification as held for sale; measurement and classification of Peruvian sales taxes paid on capital expenditures; determining when a new mine commences commercial production; and contingent liabilities.

(d)              Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Significant areas requiring management to make estimates and assumptions include estimating mineral reserves and resources; estimates of fair value of financial instruments; taxes; in-process inventory quantities, inventory cost allocations and inventory valuation; property, plant and equipment, including units-of-production depreciation, estimated useful lives and residual values of property, plant and equipment and finite life intangible assets; assessment of impairment, including the determination of recoverable amount; determination of deferred revenue per unit related to the precious metals stream transaction and determination of current portion of deferred revenue; pensions and other employee benefits, including net interest cost; decommissioning, restoration and similar liabilities; contingent liabilities; capital commitments; and assaying used to determine revenue.

(e)               Correction of immaterial error:

The Group identified an immaterial error of an understatement of the Property, plant and equipment balance totaling $4,123, and an understatement of deferred tax liability of $1,622 as at December 31, 2012, which resulted from an overstatement of depreciation in 2011. The Group has corrected the error in the opening retained earnings as of January 1, 2012, as well as the comparative Property, plant and equipment and deferred tax balances in the balance sheet and the associated notes to the financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

3.                   Significant accounting policies

Except as described below, these condensed consolidated interim financial statements reflect the accounting policies applied by the Group in its consolidated financial statements for the year ended December 31, 2012.

As required by the IASB, effective January 1, 2013 the Group adopted amended IAS 19 Employee Benefits:

•                       The Group has non-contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Group provides non-pension health and other post-employment benefits to certain active employees and pensioners (post-employment benefits) and also provides disability income, health benefits and other post-employment benefits to hourly and salaried disabled employees (other long term employee benefits).

This amended version of the standard revises certain aspects of the accounting for pension plans and other employee benefits. The adoption of the amendment eliminates the corridor method of accounting for defined benefit plans and requires the net defined benefit liability (asset) to be recognized on the balance sheet without any deferral of actuarial gains and losses and past service costs as previously allowed. Past service costs are required to be recognized immediately in the consolidated income statement. Interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a ‘net-interest’ amount under amended IAS 19, which is calculated by applying the discount rate to the net defined benefit liability or asset. Retirement benefit costs consist of service costs, net interest and remeasurements, with remeasurements being recorded in OCI. The Group will be accumulating all the remeasurements in accumulated OCI at the end of each reporting period. Pension plan administration costs are to be expensed as incurred. The definition of short- and long-term benefits has been clarified based on expected settlement date. Additional disclosures are required, including more comprehensive disclosure on the significant actuarial assumptions and related sensitivity analysis. The amendments are required to be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Group has adjusted its opening equity as at January 1, 2012 to recognize previously unrecognized past service costs and actuarial gains and losses. The post-employment benefits interest expense and employee benefit expense for the comparable period have been adjusted to reflect the accounting changes for defined benefit plans. The adjustments for each financial statement line item affected are presented in the table below.

Pension expense and re-measurements were determined using the same assumptions and methods used at December 31, 2012 with the exception that the discount rate has been updated to 4.71% for re-measurement purposes.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

Adjustment to condensed consolidated balance sheet

	Sep. 30, 2013	Dec. 31, 2012	Jan. 1, 2012
Equity before accounting changes	$1,726,681	$1,761,280	$1,815,664
Increase in pension obligation	(77,701)	(103,506)	(58,304)
Increase in other employee benefits	(25,456)	(32,129)	(20,870)
Decrease in deferred tax liabilities	20,344	28,127	15,693
Equity after accounting change	$1,643,868	$1,653,772	$1,752,183

Adjustment to condensed consolidated income statement

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Profit (loss) before accounting change	$1,871	$(6,138)	$(51,419)	$(28,608)
Decrease (increase) to cost of sales	1,743	1,293	5,715	(4,942)
(Increase) decrease to tax expense	(629)	(509)	(2,090)	1,944
(Increase) decrease to loss	1,114	784	3,625	(2,998)
Profit (loss) after accounting change	$2,985	$(5,354)	$(47,794)	$(31,606)
Adjustment to loss per share as a result of change in net income (Basic and diluted)	0.01	—	0.02	(0.02)

Adjustment to condensed consolidated statement of comprehensive income

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Comprehensive income (loss) before accounting change	$(33,657)	$(4,130)	$(17,891)	$(31,065)
(Decrease) increase in OCI for remeasurement of post-employment benefit liabilities	(3,127)	(9,101)	5,524	(17,476)
Increase (decrease) in OCI for remeasurement of pension	8,711	(20,839)	21,240	(43,837)
(Decrease) increase to income tax related to adjustment for remeasurement of pensions	(2,321)	5,607	(5,694)	11,796
Increase (decrease) in net income	1,114	784	3,625	(2,998)
Increase (decrease) to OCI	4,377	(23,549)	24,695	(52,515)
Comprehensive income (loss) after accounting change	$(29,280)	$(27,679)	$6,804	$(83,580)

There was no impact to total operating, investing and financing activities on the condensed consolidated interim statements of cash flow.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

As required by the IASB, effective January 1, 2013 the Group also adopted the following standards and amendments to IFRS:

•                       IFRS 10 Consolidated Financial Statements - this standard replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. IAS 27 (2011) Separate Financial Statements carries forward the existing accounting requirements for separate financial statements. IFRS 10 provides a single model to be applied in the control analysis for all investees. The Group’s adoption of IFRS 10 had no effect on its consolidated financial statements.

•                       IFRS 11 Joint Arrangements - this standard replaces the guidance in IAS 31 Interests in Joint Ventures and classifies joint arrangements as either joint operations or joint ventures based on an entity’s rights and obligations. The Group’s adoption of IFRS 11 had no effect on its consolidated financial statements.

•                       IFRS 12 Disclosure of Interests in Other Entities - this standard contains disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e., joint operations or joint ventures), associates and/or unconsolidated structured entities. The Group’s adoption of IFRS 12 required no additional disclosure in our consolidated interim financial statements.

•                       Amendments to IFRS 10, IFRS 11 and IFRS 12: Transition guidance - this amendment clarifies certain transitional guidance on the application of IFRS 10, IFRS 11 and IFRS 12 for the first time. The Group’s adoption of these amendments had no effect on its consolidated financial statements.

•                       IFRS 13 Fair Value Measurement - this standard replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. The measurement of the fair value of an asset or liability is based on assumptions under current market conditions including assumptions about risk. The Group’s prospective adoption of IFRS 13 did not require any adjustment to the valuation techniques currently used to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

•                       Amendments to IAS 28 Investments in Associates and Joint Ventures - these amendments carry forward the requirements of IAS 28 (2008), with limited amendments related to associates and joint ventures held for sale, as well as to changes in interests held in associates and joint ventures when an entity retains an interest in the investment. The Group’s adoption of these amendments had no effect on its consolidated financial statements.

•                       Amendments to IFRS 7 Financial Instruments: Disclosures - this amendment contains new disclosure requirements related to offsetting of financial assets and liabilities. The Group’s adoption of these amendments had no effect on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

•                       Amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income - these amendments require separate presentation of the items of other comprehensive income (“OCI”) that may be reclassified to profit or loss in the future from those that will never be reclassified to profit or loss. The Group’s adoption of this amendment resulted in a different presentation within the statement of comprehensive income and the other comprehensive income note (note 20), as the items that will never be reclassified from profit or loss are separated from those that will be.

•                       IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - this interpretation provides guidance on the accounting for waste removal costs that are incurred in surface mining activity during the production phase of a mine. The Group’s adoption of this standard had no effect on its consolidated financial statements as the Group does not have any surface mines in the production phase.

Where necessary, the comparative information has been adjusted to conform to the current year presentation. In such a case, the nature of the reclassification; the amount of each item that is reclassified; and the reason for the reclassification is disclosed.

4.                   New standards not yet adopted

•                       Amendments to IAS 32 Offsetting Financial Assets and Liabilities - this amendment clarifies certain aspects of offsetting and net and gross settlement. The Group intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning on January 1, 2014. The Group has not yet determined the effect of adoption of IAS 32 on its consolidated financial statements.

•                       IFRS 9 Financial Instruments - this standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement on the classification and measurement of financial assets and financial liabilities. The effective date has not yet been confirmed. The Group has not yet determined the effect of adoption of IFRS 9 (2010) on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

5.                   Revenue and expenses

(a)              Revenue

The Group’s revenue by significant product types:

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Copper	$47,912	$73,908	$151,360	$263,638
Zinc	56,637	54,022	164,169	159,881
Gold	25,223	16,303	74,234	95,700
Silver	3,433	2,738	10,555	14,669
Other	2,332	1,661	4,712	4,847
	135,537	148,632	405,030	538,735
Less: treatment and refining charges	(4,858)	(3,973)	(14,522)	(17,180)
Less: pre-production revenue	(500)	—	(9,788)	—
	$130,179	$144,659	$380,720	$521,555

Pre-production revenue in the nine months ended September 30 2013 relates to revenue earned from production at the Group’s Lalor, 777 North and Reed projects in Manitoba. Pre-production revenue in the three months ended September 30, 2013 relates to revenue earned at the Reed and 777 North projects. Revenues related to inventory produced prior to commencement of commercial production are being credited against capital costs rather than recognized as revenue in the income statement.

(b)              Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the income statements as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Total depreciation and amortization presented in:
Cost of sales	$19,838	$15,032	$54,826	$55,145
Selling and administrative expenses	202	208	598	604
	$20,040	$15,240	$55,424	$55,749

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

(c)               Share-based payment expense

				Total
	Equity-settled	Cash-settled		share-based
	Stock			payment
	Options	RSUs	DSUs	expense
Three months ended September 30, 2013
Share-based payment expense presented in:
Cost of sales	$—	$507	$—	$507
Selling and administrative expenses	—	1,118	1,168	2,286
Other operating expenses	—	251	—	251
Exploration and evaluation	—	16	—	16
	$—	$1,892	$1,168	$3,060
Nine months ended September 30, 2013
Share-based payment expense presented in:
Cost of sales	$—	$684	$—	$684
Selling and administrative expenses	—	1,757	289	2,046
Other operating expenses	—	358	—	358
Exploration and evaluation	—	22	—	22
	$—	$2,821	$289	$3,110
Three months ended September 30, 2012
Share-based payment expense presented in:
Cost of sales	$—	$621	$—	$621
Selling and administrative expenses	30	1,055	876	1,961
Other operating expenses	—	44	—	44
	$30	$1,720	$876	$2,626
Nine months ended September 30, 2012
Share-based payment expense presented in:
Cost of sales	$—	$872	$—	$872
Selling and administrative expenses	552	1,448	703	2,703
Other operating expenses	—	91	—	91
Exploration and evaluation	—	—	—	—
	$552	$2,411	$703	$3,666

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

(d)              Other operating income and expenses

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Other operating income
Net gain on disposition of property, plant and equipment	$—	$(1)	$—	$(158)
Other income	(105)	(301)	(417)	(665)
	(105)	(302)	(417)	(823)

Other operating expenses
Cost of non-producing properties	1,267	3,849	4,950	8,290
Net loss on disposition of property, plant and equipment	—	—	921	—
	$1,267	$3,849	$5,871	$8,290

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

(e)               Finance income and expenses

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Finance income
Interest income	$(2,756)	$(1,111)	$(8,522)	$(4,977)
Less: adjustment to interest capitalized	1,995	—	5,652	—
	(761)	(1,111)	(2,870)	(4,977)

Finance expenses
Interest expense on long-term debt	16,494	2,175	41,638	2,175
Unwinding of accretion on financial liabilities (note 13)	441	786	1,564	1,702
Unwinding of discounts on provisions	864	737	2,415	2,293
Other finance expenses	2,037	3,762	4,729	10,447
	19,836	7,460	50,346	16,617
Less: interest capitalized	16,935	2,961	43,202	3,877
	2,901	4,499	7,144	12,740

Other finance (gains) losses
Net foreign exchange losses (gains)	(3,688)	13,513	15,589	10,057
Ineffective gains on cash flow hedges	—	—	—	(14)
Change in fair value of financial assets and liabilities at fair value through profit or loss:
Non-hedge derivatives	(525)	—	2,839	—
Classified as held-for-trading	509	(146)	496	1,578
Net gain reclassified from equity on disposal available-for-sale investments (note 20)	—	—	(28)	—
Impairment of receivables	—	—	—	2,696
Reclassified from equity on impairment of available-for-sale investments (note 20)	388	3,681	7,367	37,237
	(3,316)	17,048	26,263	51,554
Net finance (income) expense	$(1,176)	$20,436	$30,537	$59,317

During the three and nine months ended September 30, 2013, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $388 and $7,367, respectively, from the available-for-sale reserve within equity to the income statement. During the three and nine months ended September 30, 2012, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $3,681 and $37,237, respectively, from the available-for-sale reserve within equity to the income statement.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

(f)                Impairment

As at September 30, 2013, the Group recognized an impairment loss of $3,417 related to its Back Forty project in Michigan. This was determined based on the difference between carrying value and fair value less cost to sell which was determined based on the market capitalization of the project’s joint venture partner. The Group has allocated the impairment loss to the exploration and evaluation assets related to the Back Forty project. These assets are presented within the property, plant and equipment line of the balance sheet. On the condensed consolidated income statements, the impairment loss is presented in exploration and evaluation expense line item. The Group has presented the impairment loss within the Other operating segment.

6.                   Trade and other receivables

	Sep. 30, 2013	Dec. 31, 2012	Jan. 1, 2012
Current
Trade receivables	$32,121	$42,062	$27,405
Embedded derivatives - provisional pricing (note 22c)	1,176	(937)	(1,407)
Statutory receivables	85,794	10,309	8,325
Other receivables	1,751	1,442	6,063
	120,842	52,876	40,386
Less: allowance for bad debts	—	—	77
	120,842	52,876	40,309
Non-current
Statutory receivables - Peruvian sales tax	49,587	43,149	5,212
	$170,429	$96,025	$45,521

$83,839 of the current statutory receivables and all of the non-current statutory receivable relate to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures for its Constancia project. Hudbay Peru expects to receive the current portion within a year and the non-current refunds once the project reaches commercial production, as the accumulated sales tax pool is refundable up to 18% of the revenue earned each month. Significant judgements are required on measurement and classification of Peruvian sales taxes paid on capital expenditures (note 2c).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

7.                   Inventories

	Sep. 30, 2013	Dec. 31, 2012	Jan. 1, 2012

Current
Work in progress	$4,315	$6,141	$4,362
Finished goods	37,632	38,750	58,730
Materials and supplies	14,413	13,518	14,058
	56,360	58,409	77,150
Non-current
Materials and supplies	6,579	5,852	5,721
	$62,939	$64,261	$82,871

The cost of inventories recognized as an expense and included in cost of sales amounted to $71,437 and $225,472 for the three and nine months ended September 30, 2013, respectively (three and nine months ended September 30, 2012 - $68,725 and $262,301, respectively).

8.                   Prepaid expenses and other current assets

	Sep. 30, 2013	Dec. 31, 2012	Jan. 1, 2012

Current
Prepayments to suppliers related to capital projects	$23,722	$12,732	$3,764
Prepaid interest related to long-term debt	31,811	—	—
Prepaid insurance	525	5,769	5,311
Other	4,738	5,469	4,889
	60,796	23,970	13,964

9.                   Other financial assets

	Sep. 30, 2013	Dec. 31, 2012	Jan. 1, 2012

Current
Derivative assets	$175	$2,442	$3,112

Non-current
Available-for-sale investments	64,555	71,260	98,279
Investments at fair value through profit or loss	47	220	2,090
Derivative assets	22	—	132
Restricted cash	22,162	1,655	1,692
	86,786	73,135	102,193
	$86,961	$75,577	$105,305

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

Available-for-sale investments

Available for sale investments consist of investments in metals and mining companies, most of which are publicly traded. During the three and nine months ended September 30, 2013, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $388 and $7,367, respectively from the available-for-sale reserve within equity to the income statement (notes 5e and 20). During the three and nine months ended September 30, 2012, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of of $3,681 and $37,237, respectively, from the available-for-sale reserve within equity to the income statement.

Credit facility, letters of credit and restricted cash

On November 3, 2010, Hudbay arranged a revolving credit facility with a syndicate of lenders. In September 2013, the Company entered into various amendments with the lenders. The facility has a maturity date of September 12, 2016, is secured by a pledge of assets of the Company, and is unconditionally guaranteed by Hudbay’s non Peruvian material subsidiaries. The available amount under the facility is the lesser of US$100 million and a borrowing base related to accounts receivable and inventory, which was US$71,977 ($74,157) at September 30, 2013. Upon closing in 2010, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents. As at September 30, 2013, the Group had outstanding letters of credit in the amount of $64,072 (December 31, 2012 - $64,524).

As required by Peruvian law, Hudbay Peru is to provide security with respect to its decommissioning and restoration obligations. Hudbay Peru provided the first annual deposit, the value which was $20,448 as at September 30, 2013, in the form of a letter of credit and reclassified cash on deposit with a Peruvian bank to support the letter of credit from cash and cash equivalents to restricted cash.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

10.            Property, plant and equipment

		Accumulated
		depreciation and	Carrying
Sep. 30, 2013	Cost	amortization	amount
Exploration and evaluation assets	$33,832	$—	$33,832
Capital works in progress	1,849,662	—	1,849,662
Mine development	494,198	(353,451)	140,747
Plant and equipment	672,055	(336,966)	335,089
	$3,049,747	$(690,417)	$2,359,330

		Accumulated
		depreciation and	Carrying
		amortization	amount
		Restated	Restated
Dec. 31, 2012	Cost	(note 2e)	(note 2e)

Exploration and evaluation assets	$35,119	$—	$35,119
Capital works in progress	1,318,523	—	1,318,523
Mine development	399,230	(330,199)	69,031
Plant and equipment	614,510	(305,010)	309,500
	$2,367,382	$(635,209)	$1,732,173

		Accumulated
		depreciation and	Carrying
		amortization	amount
		Restated	Restated
Jan. 1, 2012	Cost	(note 2e)	(note 2e)
Exploration and evaluation assets	$36,994	$—	$36,994
Capital works in progress	786,844	(312)	786,532
Mine development	378,335	(304,112)	74,223
Plant and equipment	576,898	(267,479)	309,419
	$1,779,071	$(571,903)	$1,207,168

The Group has determined that the level of activity that represents commercial production is production of an average of 60% design capacity over a three-month period. On March 31, 2013, phase 1 of the Lalor mine met the threshold, and the Group concluded that commercial production related to phase 1 at the Lalor mine commenced on April 1, 2013 at which time the carrying value of the related assets within capital works in progress was reclassified to plant and equipment and mine development and depreciation of the assets commenced. On June 30, 2013, the 777 North mine met the threshold, and the Group concluded that commercial production commenced on July 1, 2013 at which time the carrying value of the related assets within capital works in progress was reclassified to plant and equipment and mine development and depreciation of the assets commenced.

As at September 30, 2013, the Group recognized an impairment loss of $3,417 related to its Back Forty project in Michigan (note 5f). The Group has allocated the impairment loss to the exploration and evaluation assets related to the Back Forty project.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

Included in the capital works in progress is $50,191 of net interest capitalized (December 31, 2012 - $16,528)

11.            Goodwill

The Group performs impairment testing for its goodwill on an annual basis, as at September 30, and more frequently if there are indicators of impairment. As at September 30, 2013, The Group assessed the recoverable amount of its South American business cash-generating unit (“CGU”) which is the only unit which includes goodwill. Goodwill of $69,138 has been allocated to the South American business unit.

For the impairment test, fair value less costs to sell (“FVLCS”) was used to determine the recoverable amount since it is higher than value in use. FVLCS was calculated using discounted after-tax cash flows based on cash flow projections in the Group’s most current life of mine (“LOM”) plans.

LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves and resources, future operating and capital costs and future foreign exchange rates. The cash flows are for periods up to the date that mining is expected to cease, which is 24 years for the South American CGU, including assumed mining of recoverable resources.

Real after-tax discount rates include country and project risks. These rates were based on the weighted average cost of capital specific to the CGU and the currency of the cash flows generated. The weighted average cost of capital reflects the current market assessments of the time value of money, equity market volatility and the risks specific to the CGU for which the cash flows have not already been adjusted. The discount rate used for the impairment test was 9% (September 30, 2012 — 9%). The discount rate was calculated with reference to market information from third-party sources.

Short and long-term realized commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. The average long-term copper price assumption used in the impairment assessment was US$3.00 per pound (September 30, 2012 — US$3.00 per pound).

Expected future cash flows used to determine the FVLCS used in the impairment testing are inherently uncertain and could materially change over time. Should management’s estimate of the future not reflect actual events, impairments may be identified. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked. A material decline in the long-term copper price assumption would cause the Group to review its mine plan and future capital expenditures plans accordingly and therefore may not lead to a carrying amount exceeding its recoverable amount.

Based on the assessment performed by the Group on the CGU, including goodwill, the Group concluded that the recoverable amount of the CGU exceeded its carrying amount as at September 30, 2013.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

12.            Other liabilities

		Dec. 31, 2012	Jan. 1, 2012
		Restated	Restated
	Sep. 30, 2013	(note 3)	(note 3)
Current portion of
Provisions (note 16)	$6,060	$9,100	$4,434
Pension liability	32,195	32,195	32,067
Other employee benefits	3,730	3,533	3,513
	$41,985	$44,828	$40,014

13.            Other financial liabilities

	Sep. 30, 2013	Dec. 31, 2012	Jan. 1, 2012
Current
Derivative liabilities	$2,364	$75	$1,159
Other financial liabilities at amortized cost	11,911	18,288	—
	14,275	18,363	1,159

Non-current
Derivative liabilities	1,218	—	—
Other financial liabilities at amortized cost	22,115	23,128	—
	23,333	23,128	—
	$37,608	$41,491	$1,159

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia project which allow Hudbay to extract minerals over the useful life of the Constancia project, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the nine months ended September 30, 2013, the liability associated with several of the community agreements increased by $17,558 and payments of $25,233 were made.

During the nine months ended September 30, 2013, the Group capitalized $1,564 to property, plant and equipment related to the unwinding of accretion on these financial liabilities at amortized cost (nine months ended September 30, 2012 - $1,702) (note 5e).

Changes in estimates related to these liabilities are recorded to the liability with a corresponding change in property, plant and equipment or exploration expense.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

14.            Long-term debt

Balance, January 1, 2012	$—
Principal, net of transaction costs	474,684
Fair value of embedded derivative (prepayment option)	(4,768)
Effects of changes in foreign exchange	9,299
Accretion of transaction costs	325
Balance, December 31, 2012	$479,540
Addition to Principal, net of transaction costs and bond premium	152,661
Change in fair value of embedded derivative (prepayment option)	2,839
Effects of changes in foreign exchange	18,707
Accretion of transaction costs	1,080
Balance, September 30, 2013	$654,827

	Sep. 30, 2013	Dec. 31, 2012

Consists of:
Long-term Debt	$657,114	484,365
Prepayment option embedded derivative at fair value	(2,287)	(4,825)
	$654,827	479,540

On June 20, 2013, Hudbay issued US$150,000 aggregate principal amount of 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are incremental to the US$500,000 aggregate principal amount of 9.50% senior unsecured notes that the Group issued on September 13, 2012 (the “Initial Notes”, and together with the Additional Notes, the “Notes”). The Additional Notes were priced at 102% of the aggregate principal amount, resulting in gross proceeds of US$153,000 ($156,685) and will yield 9.11% to maturity. Consistent with the Initial Notes, the Additional Notes have been classified as financial liabilities at amortized cost and accounted for initially at fair value net of transaction costs and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds of the offering will be used to fund the development of the Constancia project, interest costs are capitalized to project assets during the development phase of this project.

The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than certain excluded subsidiaries which include subsidiaries that own the Constancia project. The Notes also contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to the Group’s financial performance, there are transaction-based restrictive covenants that limit the Group’s ability to incur additional indebtedness in certain circumstances. In addition, the Group’s ability to make restricted payments, including dividend payments, in excess of a threshold amount is subject to the compliance with certain covenants which require either the generation of sufficient net earnings or equity issuance or, in the case of semi-annual dividend payments in an amount not exceeding US$20,000, having a ratio of consolidated debt to earnings before income tax and depreciation and amortization of 2.50 to 1.00 or less.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

15.            Deferred revenue

On August 8, 2012, the Group entered into a precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Group receives aggregate deposit payments totalling US$750,000 against delivery of 100% of payable gold and silver from Hudbay’s 777 mine until the later of the end of 2016 and satisfaction of a completion test at the Constancia project, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. The stream transaction also includes delivery of 100% of payable silver from the Constancia project.

In addition to the deposit payments, as gold and silver are delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group received an upfront payment of US$500,000 ($491,600) in September 2012 and an installment payment of US$125,000 ($131,475) in June 2013, as US$500,000 in capital expenditures was paid for at the Group’s Constancia project. The Group will receive the final installment of US$125,000 once a total of US$1,000,000 in capital expenditures has been paid at the Constancia project.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the income statement on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia mines. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

The following table summarizes changes in deferred revenue:

Balance, January 1, 2012	$—
Upfront deposit received	491,600
Recognition of revenue	(29,322)
Balance, December 31, 2012	462,278
Additional installment received	131,475
Recognition of revenue	(52,089)
Balance, September 30, 2013	$541,664

	Sep. 30, 2013	Dec. 31, 2012

Reflected in the balance sheets as follows:
Current	$66,542	$70,911
Non-current	475,122	391,367
	$541,664	$462,278

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

16.            Provisions

	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Other	Total
Reflected in the balance sheets as follows:
Sep. 30, 2013
Current (note 12)	$404	$3,828	$1,828	$—	$6,060
Non-current	140,469	—	3,880	—	144,349
	$140,873	$3,828	$5,708	$—	$150,409
Dec. 31, 2012
Current (note 12)	$1,839	$3,540	$3,547	$174	$9,100
Non-current	155,836	—	3,194	—	159,030
	$157,675	$3,540	$6,741	$174	$168,130
Jan. 1, 2012
Current (note 12)	$1,524	$2,415	$—	$495	$4,434
Non-current	144,558	—	2,746	—	147,304
	$146,082	$2,415	$2,746	$495	$151,738

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

17.            Income and mining taxes

(a)              Tax expense:

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Tax expense based on:
Current:
Taxable income	$(71)	$54	$110	$171
Taxable mining profits	3,688	6,674	6,503	21,847
Adjustments in respect of prior years	(338)	—	1,214	(16,212)
	3,279	6,728	7,827	5,806
Deferred:
Income taxes - origination and reversal of temporary difference	1,527	3,472	28,508	24,894
Canadian mining taxes - origination and reversal of temporary difference	(393)	899	(1,913)	3,166
Peruvian mining tax - origination and reversal of temporary difference	1,938	—	(4,601)	5,760
IAS 19 Employee Benefits adjustment, prior year (note 3)	—	509	—	(1,944)
Adjustments in respect of prior years	314	—	(4,337)	17,797
	3,386	4,880	17,657	49,673
	$6,665	$11,608	$25,484	$55,479

(b)              Deferred tax assets and liabilities as represented on the balance sheets:

		Dec. 31, 2012	Jan. 1, 2012
		Restated	Restated
	Sep. 30, 2013	(notes 2e, 3)	(notes 2e, 3)
Deferred income tax asset - Canada	$29,800	$13,563	$12,277
Deferred mining tax asset - Canada	—	—	551
	29,800	13,563	12,828
Deferred income tax liability - Canada and Peru	(240,254)	(187,750)	(155,798)
Deferred mining tax liability - Canada	168	(3,581)	—
Deferred mining tax liability - Peru	(19,689)	(23,460)	(19,282)
	(259,775)	(214,791)	(175,080)
Net deferred tax liability balance	$(229,975)	$(201,228)	$(162,252)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

(c)               Changes in deferred tax assets and liabilities:

		Year ended
		Dec. 31, 2012
	Nine months ended	Restated
	Sep. 30, 2013	(notes 2e, 3)
Net deferred tax liability balance, beginning of period	$(201,228)	$(162,252)
Deferred tax expense	(17,657)	(54,933)
OCI transactions	(5,694)	—
Foreign currency translation on Hudbay Peru deferred tax liability	(5,396)	3,524
IAS 19 Employee Benefits adjustment, prior year	—	12,433
Net deferred tax liability balance, end of period	$(229,975)	$(201,228)

(d)              Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(e)               Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

18.            Share capital

(a)              Preference shares:

Authorized:                      Unlimited preference shares without par value

(b)              Common shares:

Authorized:                      Unlimited common shares without par value

Issued and fully paid:

	Nine months ended		Year ended
	Sep. 30, 2013		Dec. 31, 2012
	Common		Common
	shares	Amount	shares	Amount

Balance, beginning of period	171,984,487	$1,020,458	171,937,665	$1,020,126
Exercise of stock options	93,889	630	46,822	332
Balance, end of period	172,078,376	$1,021,088	171,984,487	$1,020,458

During the period, the Company declared a semi-annual dividend of $0.01 per share. The Company paid $17,203 and $1,721 on March 27, 2013 and September 27, 2013 to shareholders of record as of March 18, 2013 and September 13, 2013, respectively.

The Company paid $17,195 and $17,197 on March 30, 2012 and September 28, 2012 to shareholders of record as of March 20, 2012 and September 14, 2012, respectively.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

19.    Earnings per share data

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Weighted average common shares outstanding
Basic	172,073,980	171,965,924	172,038,343	171,955,741
Plus net incremental shares from assumed conversion: stock options	170,714	245,446	219,125	278,656
Diluted weighted average common shares outstanding	172,244,694	172,211,370	172,257,468	172,234,397

The determination of the diluted weighted-average number of common shares excludes 3,445,320 and 2,517,387 shares related to stock options that were anti-dilutive for the three and nine months ended September 30, 2013, respectively (three and nine months ended September 30, 2012 - 2,470,157 and 1,972,569 shares, respectively).

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares was used, the result would be a reduction in the loss per share, which would be anti-dilutive. Consequently, for the nine months ended September 30, 2013, the Group calculated diluted loss per share using 172,038,343. For the three and nine months ended September 30, 2012, the Group calculated diluted loss per share using 171,965,924 and 171,955,741 common shares, respectively.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

20.    Other comprehensive income (loss) (“OCI”)

	Three months ended Sep. 30, 2013			Three months ended Sep. 30, 2012 Restated (note 3)
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Items that may be reclassified subsequently to profit or loss
Foreign currency translation
Net exchange gain on translation of foreign operations	$(35,297)	$—	$(35,297)	$(21,651)	$—	$(21,651)
Available-for-sale
Change in fair value of available-for-sale investments	(619)	—	(619)	20,397	—	20,397
Transfer to income statement on impairment of investments (note 5e)	388	—	388	3,681	—	3,681
	(231)	—	(231)	24,078	—	24,078
Cash flow hedge
Effective portion of change in fair value of cash flow hedges	—	—	—	52	(14)	38
Transfer to income statement as hedged transactions occurred	—	—	—	(664)	207	(457)
	—	—	—	(612)	193	(419)
Items that will not be reclassified subsequently to profit or loss
Actuarial gain (loss) (note 3)	5,584	(2,321)	3,263	(29,940)	5,607	(24,333)
Total OCI (loss)	$(29,944)	$(2,321)	$(32,265)	$(28,125)	$5,800	$(22,325)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

	Nine months ended Sep. 30, 2013			Nine months ended Sep. 30, 2012 Restated (note 3)
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Items that may be reclassified subsequently to profit or loss
Foreign currency translation
Net foreign exchange gain on translation of foreign operations	$39,905	$—	$39,905	$(20,364)	$—	$(20,364)
Available-for-sale
Change in fair value of available-for-sale investments	(13,716)	—	(13,716)	(17,513)	—	(17,513)
Transfer to income statement on impairment of investments (note 5e)	7,367	—	7,367	37,237	—	37,237
Transfer to income statements on sale of investments (note 5e)	(28)	—	(28)	—	—	—
	(6,377)	—	(6,377)	19,724	—	19,724
Cash flow hedges
Effective portion of change in fair value of cash flow hedges	—	—	—	(544)	146	(398)
Transfer to income statements as hedged transactions occurred	—	—	—	(1,947)	527	(1,420)
	—	—	—	(2,491)	673	(1,818)
Items that will not be reclassified subsequently to profit or loss
Actuarial gain (loss) (note 3)	26,764	(5,694)	21,070	(61,312)	11,796	(49,516)
Total OCI (loss)	$60,292	$(5,694)	$54,598	$(64,443)	$12,469	$(51,974)

Gains and losses transferred from equity into profit or loss during the period are included in the following line items in the income statements:

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Revenue	$—	$664	$—	$1,947
Other finance losses (note 5e)	(388)	(3,681)	(7,339)	(37,237)
Tax expense	—	(207)	—	(527)
	$(388)	$(3,224)	$(7,339)	$(35,817)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

21.    Non-controlling interests

Hudbay owns 51% of the Back Forty project in accordance with a subscription, option and joint venture agreement with Aquila Resources Inc. (“Aquila”). Hudbay has control over the Back Forty project and accordingly consolidates the Back Forty project in its consolidated financial statements as a subsidiary. Hudbay suspended its exploration and evaluation activities at the Back Forty project effective July 3, 2012.

In accordance with two joint venture agreements with VMS Ventures Inc. (“VMS”), Hudbay owns 70% of the Reed copper project and the two claims immediately to the south, as well as four exploration properties. Hudbay has control over the project and exploration properties and accordingly consolidates the Reed copper project in its consolidated financial statements. The Reed copper project entered the development phase effective April 1, 2012.

		Reed
		Copper
	Back Forty	Project &
	Project	Exploration	Total
Balance, January 1, 2012	$3,093	$(898)	$2,195
Share of OCI	(159)	—	(159)
Share of net (loss) profit	(2,035)	(439)	(2,474)
Balance, September 30, 2012	899	(1,337)	(438)
Acquisition of non-controlling interest	—	261	261
Share of OCI	56	—	56
Share of net loss	(190)	—	(190)
Balance, December 31, 2012	765	(1,076)	(311)
Share of OCI	167	—	167
Share of net loss	(1,940)	—	(1,940)
Balance, September 30, 2013	$(1,008)	$(1,076)	$(2,084)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

22.    Financial instruments

(a)     Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Sep. 30, 2013		Dec. 31, 2012		Jan. 1, 2012
	Fair Value	Carrying value	Fair Value	Carrying value	Fair Value	Carrying value
Recurring measurements
Financial assets
Loans and receivables
Cash and cash equivalents [1]	$792,487	$792,487	$1,337,088	$1,337,088	$899,077	$899,077
Restricted cash[1]	22,162	22,162	1,655	1,655	1,692	1,692
Trade and other receivables1 2	33,872	33,872	43,504	43,504	33,391	33,391
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	1,176	1,176	(937)	(937)	(1,407)	(1,407)
Non-hedge derivative assets[3]	197	197	2,442	2,442	36	36
Investments at FVTPL[4]	47	47	220	220	2,090	2,090
Designated in cash flow hedges
Hedging derivative assets[3]	—	—	—	—	3,076	3,076
Available-for-sale
Available-for-sale investments[4]	64,555	64,555	71,260	71,260	98,279	98,279
	914,496	914,496	1,455,232	1,455,232	1,036,234	1,036,234
Financial liabilities
Financial liabilities at amortized cost
Trade and other payables1 2	179,355	179,355	198,717	198,717	158,708	158,708
Other financial liabilities[5]	28,019	34,026	39,838	41,416	—	—
Long-term debt[6]	680,075	657,114	528,541	484,365	—	—
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	202	202	(41)	(41)	35	35
Prepayment option embedded derivative[7]	(2,287)	(2,287)	(4,825)	(4,825)	—	—
Non-hedge derivative liabilities[3]	3,582	3,582	75	75	1,159	1,159
	888,946	871,992	762,305	719,707	159,902	159,902
Net financial assets	$25,550	$42,504	$692,927	$735,525	$876,332	$876,332

1         Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2         Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

3         Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

4         Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

5         These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 13). Fair values have been determined using a discounted cash flow analysis based on expected cash flows, a level 3 input, and a credit adjusted discount rate.

6         Fair value of the long-term debt (note 14) has been determined using the quoted market price at the period end, a Level 1 input.

7         Fair value of the prepayment option embedded derivative related to the long-term debt (note 14) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                  Level 1:              Quoted prices in active markets for identical assets or liabilities;

•                  Level 2:              Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and

•                  Level 3:              Valuation techniques use significant inputs that are not based on observable market data.

September 30, 2013	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$1,176	$—	$1,176
Non-hedge derivatives	—	197	—	197
Prepayment option embedded derivative	—	2,287	—	2,287
Investments at FVTPL	—	47	—	47
Available-for-sale investments	62,555	—	2,000	64,555
	62,555	3,707	2,000	68,262
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	202	—	202
Non-hedge derivatives	—	3,582	—	3,582
	$—	$3,784	$—	$3,784

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

December 31, 2012	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(937)	$—	$(937)
Non-hedge derivatives	—	2,442	—	2,442
Investments at FVTPL	—	220	—	220
Prepayment option embedded derivative	—	4,825	—	4,825
Available for sale investments	69,260	—	2,000	71,260
	69,260	6,550	2,000	77,810
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	(41)	—	(41)
Non-hedge derivatives	—	75	—	75
	$—	$34	$—	$34

The Group’s Level 3 investment relates to a minority investment in an unlisted junior mining company. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three and nine months ended September 30, 2013, the Group did not make any transfers. During the year ended December 31, 2012, the Group impaired one of its level 3 investments by $2,000. There was no movement in the remaining level 3 investment.

(b)     Derivatives and hedging:

Copper and Zinc costless collars

Hudbay enters into copper and zinc hedging transactions intended to mitigate the risk of adverse changes to operating cash flow as the Group approaches the expected completion of the Group’s Lalor and Constancia projects in the second half of 2014. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts qualify for hedge accounting, and the associated cash flows are classified in operating activities.

In copper, the Group has entered into costless collar transactions on approximately 69 million pounds of copper for the period of October 2013 through December 2014, inclusive, at an average floor price of US$3.00/lb and an average cap price of US$3.46/lb. In zinc, the Group has entered into costless collar transactions on approximately 103 million pounds of zinc for the period of October 2013 through December 2014, inclusive, at an average floor price of US$0.80/lb and an average cap price of US$0.97/lb.

The hedging transactions are with counterparties that the Group believes to be creditworthy and do not require the Group to provide collateral. The aggregate fair value of the transactions at September 30, 2013 was a liability position of $3,497 (December 31, 2012 — nil).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At September 30, 2013, the Group held contracts for forward zinc purchases of 6,849 tonnes (December 31, 2012 - 11,340 tonnes) that related to forward customer sales of zinc. Prices ranged from US$1,829 to US$2,005 per tonne (December 31, 2012 - US$1,807 to US$2,094), and settlement dates extended out up to December 2014. The aggregate fair value of the transactions at September 30, 2013 was a liability position of $85 and an asset position of $185 (December 31, 2012 — asset position of $2,442).

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. Hudbay is generally obligated to deliver gold and silver credits to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time Hudbay delivers gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. At September 30, 2013, the Group held gold forward sales contracts of 5,559 ounces. Prices ranged from US$1,324 to US$1,412, and settlement dates extend out up to November 2013. At September 30, 2013, the Group held silver forward sales contracts of 54,099 ounces. Prices ranged from US$19.77 to US$24.02 and settlement dates extend out up to November 2013. The aggregate fair value of the transactions at September 30, 2013 was an asset position of $12 (December 30, 2012 — liability position of $75).

(c)     Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At September 30, 2013, the Group’s net position consisted of contracts awaiting final pricing for sales of 5,807 tonnes of copper (nine months ended September 30, 2012 - 11,308 tonnes), 2,377 tonnes of zinc (nine months ended September 30, 2012 - 8,037 tonnes), sales of 2,815 ounces of gold (nine months ended September 30, 2012 - 9,659) and sales of 25,304 ounces of silver (nine months ended September 30, 2012 - 73,523 ounces).

As at September 30, 2013, the Group’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of US$3.31/lb (September 30, 2012 - US$3.72/lb), US$1,327/oz (September 30, 2012 - US$1,772/oz) and US$21.68/oz (September 30, 2012 - US$34.53/oz), respectively.

Prepayment option embedded derivative

The Initial Notes (note 14) contain prepayment options which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value recognized as unrealized gains in finance income and expense (note 5e).

23. Commitments

As at September 30, 2013, the Group had outstanding capital commitments of approximately $55,074 primarily related to its Lalor and Reed projects, of which approximately $30,450 cannot be terminated by the Group; and approximately $390,841 in Peru, primarily related to its Constancia project, of which approximately $95,976 cannot be terminated by the Group.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

24.    Supplementary cash flow information

(a) Change in non-cash working capital:

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Change in:
Trade and other receivables	$(7,022)	$(11,070)	$9,398	$(23,606)
Inventories	(6,086)	(19,001)	3,608	(10,654)
Prepaid expenses and other current assets	10,471	349	4,110	5,415
Trade and other payables	(28,529)	7,979	(19,824)	(17,365)
Change in taxes payable/receivable	22,495	(2,553)	10,670	(56,683)
Taxes - ITC	(1,337)	(2,159)	(5,783)	(19,011)
Provisions and other liabilities	24,825	14,212	(1,669)	14,200
	$14,817	$(12,243)	$510	$(107,704)

(b) Non-cash transactions:

During the nine months ended September 30, 2013, the Group entered into the following non-cash investing and financing activities which are not reflected in the statements of cash flows:

•                      The Group recognized additional property, plant and equipment of $18,053 and recognized additional financial liabilities of $18,983 related to agreements with communities near the Constancia project relating to the acquisition of rights to extract minerals and the ability to explore the land. During the period, The Group made payments of $25,233, which are included in acquisition of property, plant and equipment in the statements of cash flows. The Group capitalized interest of $1,477 related to this agreement.

•                      Remeasurements of the Group’s decommissioning and restoration liabilities as at September 30, 2013, led to decreases in related property, plant and equipment assets of $17,291 mainly as a result of discount rate changes.

•                      Property, plant and equipment included $73,453 of additions which were not yet paid for as at September 30, 2013 (December 31, 2012 - $107,604). These purchases will be reflected in the statements of cash flows in the periods payments are made.

(c) Cash and cash equivalents

	Sep. 30, 2013	Dec. 31, 2012	Jan. 1, 2012
Cash on hand and demand deposits	$543,796	$1,292,414	$899,077
Short-term money market instruments with maturities of three months or less at acquisition date	248,691	44,674	—
	$792,487	$1,337,088	$899,077

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

25.    Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the Manitoba segment. The Manitoba segment generates the Group’s revenues as it sells copper concentrate (containing copper, gold and silver), gold, silver, zinc and other metals. The South America segment consists of the Group’s Constancia project in Peru, which Hudbay acquired on March 1, 2011, in addition to exploration activities in Chile and Colombia. The “Other” segment includes operating segments that are not individually significant, as they do not meet the quantitative thresholds, and include the Balmat segment which consists of a zinc mine and concentrator, which is on care and maintenance, and the Michigan segment which includes the Back Forty property and other exploration properties. The Michigan segment suspended exploration and evaluation activities in July 2012. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, the Group’s President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation. Prior year comparatives have been reclassified to reflect updates to the Group’s segments and to reflect amendments to IAS 19 Employee Benefits.

Three months ended September 30, 2013

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$130,179	$—	$—	$—	$130,179
Cost of sales
- mine operating costs	83,589	—	—	—	83,589
- depreciation and amortization	19,838	—	—	—	19,838
Gross profit	26,752	—	—	—	26,752
Selling and administrative expenses	289	—	—	10,354	10,643
Exploration and evaluation	1,635	1,232	3,596	10	6,473
Other operating income	—	—	—	(105)	(105)
Other operating expenses	(68)	1,565	(230)	—	1,267
Results from operating activities	$24,896	$(2,797)	$(3,366)	$(10,259)	$8,474
Finance income					(761)
Finance expenses					2,901
Other finance gains					(3,316)
Profit before tax					9,650
Tax expense					6,665
Profit for the period					$2,985

Three months ended September 30, 2013

Additions to property, plant and equipment[1]	$53,862	$170,946	$1,447	$—	$226,255
Additions to other non-current assets (intangibles)	564	—	—	65	629

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 24.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

Three months ended September 30, 2012

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$144,659	$—	$—	$—	$144,659
Cost of sales
- mine operating costs	80,363	—	—	—	80,363
- depreciation and amortization	15,032	—	—	—	15,032
Gross profit	49,264	—	—	—	49,264
Selling and administrative expenses	338	—	—	9,509	9,847
Exploration and evaluation	3,220	4,550	1,056	354	9,180
Other operating income	(203)	—	—	(99)	(302)
Other operating expenses	1,706	1,188	955	—	3,849
Results from operating activities	$44,203	$(5,738)	$(2,011)	$(9,764)	$26,690
Finance income					(1,111)
Finance expenses					4,499
Other finance losses					17,048
Profit before tax					6,254
Tax expense					11,608
Loss for the period					$(5,354)

Three months ended September 30, 2012

Additions to property, plant and equipment[1]	$55,145	$97,062	$1,443	$—	$153,650
Additions to other non-current assets (intangibles)	251	—	—	—	251

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 24.

Nine months ended September 30, 2013

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$380,720	$—	$—	$—	$380,720
Cost of sales
- mine operating costs	260,212	—	—	—	260,212
- depreciation and amortization	54,826	—	—	—	54,826
Gross profit	65,682	—	—	—	65,682
Selling and administrative expenses	1,287	—	—	28,632	29,919
Exploration and evaluation	8,885	8,996	4,043	158	22,082
Other operating income	(24)	—	—	(393)	(417)
Other operating expenses	271	4,348	1,252	—	5,871
Results from operating activities	$55,263	$(13,344)	$(5,295)	$(28,397)	$8,227
Finance income					(2,870)
Finance expenses					7,144
Other finance gains					26,263
Loss before tax					(22,310)
Tax expense					25,484
Loss for the period					$(47,794)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

September 30, 2013

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Total assets	$1,384,132	$2,054,608	$22,595	$224,331	$3,685,666
Total liabilities	852,527	468,501	20,018	702,836	2,043,882
Property, plant and equipment	804,243	1,530,483	19,750	4,854	2,359,330

Nine months ended September 30, 2013

Additions to property, plant and equipment[1]	$156,588	$506,602	$1,484	$—	$664,674
Additions to other non-current assets (intangibles)	1,627	—	—	209	1,836

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 24.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2013

Nine months ended September 30, 2012

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$521,555	$—	$—	$—	$521,555
Cost of sales
- mine operating costs	315,231	—	—	—	315,231
- depreciation and amortization	55,145	—	—	—	55,145
Gross profit	151,179	—	—	—	151,179
Selling and administrative expenses	1,114	—	—	26,790	27,904
Exploration and evaluation	12,869	12,227	6,412	1,110	32,618
Other operating income	(498)	(24)	(4)	(297)	(823)
Other operating expenses	1,887	3,112	2,882	409	8,290
Results from operating activities	$135,807	$(15,315)	$(9,290)	$(28,012)	$83,190
Finance income					(4,977)
Finance expenses					12,740
Other finance losses					51,554
Profit before tax					23,873
Tax expense					55,479
Loss for the period					$(31,606)

December 31, 2012

Total assets	$1,509,241	$1,188,064	$23,997	$755,195	$3,476,497
Total liabilities	969,693	318,872	21,057	513,414	1,823,036
Property, plant and equipment	730,949	974,733	21,039	5,452	1,732,173

Nine months ended September 30, 2012

Additions to property, plant and equipment[1]	$166,871	$159,636	$1,664	$112	$328,283
Additions to other non-current assets (intangibles)	1,446	—	—	—	1,446

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 24.

26.            Subsequent Events

On November 4, 2013, the Group entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which the Group will receive an additional US$135 million deposit against delivery of 50% of payable gold from the Constancia project. In addition to the deposit payment for gold, the Group will receive the lesser of the market price and US$400 per ounce for gold delivered to Silver Wheaton, subject to 1% annual escalation after three years. The Group is entitled to the US$135 million deposit once US$1.35 billion has been incurred and paid in capital expenditures at the Constancia project and satisfied certain other customary conditions precedent. Silver Wheaton has the option to make the deposit payment in cash or Silver Wheaton common shares, with the number of shares calculated at the time the payment is made. Gold recovery for purposes of calculating payable gold will be fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha.